[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

May 11 2016

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           FSB Bancorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-210129)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join FSB Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective at 1:00 p.m. on May 13, 2016, or as soon thereafter as may be practicable.

Very Truly Yours,

Sandler O’Neill & Partners, L.P.
By:	Sandler O’Neill & Partners, Corp.,
the sole general partner

/s/ Jennifer Docherty

An Officer of the Corporation